SEC MAIL PROCESSING SECTION
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06004376

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lynch, Jones & Ryan, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. SPRINGER **(212) 468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT OF FINANCIAL CONDITION

Lynch, Jones & Ryan, Inc.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Lynch, Jones & Ryan, Inc.

Statement of Financial Condition

December 31, 2005

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
160

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Lynch, Jones & Ryan, Inc.

We have audited the accompanying statement of financial condition of Lynch, Jones & Ryan, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lynch, Jones & Ryan, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

Lynch, Jones & Ryan, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 17,395,622
Cash and cash equivalents segregated	35,085,093
Receivable from brokers, net of allowance of $396,578	12,215,638
Intangible assets, net of accumulated amortization of $2,577,001	38,498,999
Other assets	2,603,946
Total assets	$ 105,799,298
Liabilities and stockholder's equity	
Liabilities:	
Commission recapture and deferred soft dollar payable	$ 30,014,382
Taxes payable to Bank	1,548,672
Accrued compensation and other liabilities	7,940,020
Total liabilities	39,503,074
Commitments and contingencies (*Note 9*)	–
Stockholder's equity	66,296,224
Total liabilities and stockholder's equity	$ 105,799,298

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Lynch, Jones & Ryan, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. As of July 1, 2005, the Company became a wholly-owned subsidiary of BNY Brokerage Inc. (the "Parent"), which is a wholly-owned subsidiary of The Bank of New York (the "Bank"). The Company provides commission recapture services to institutional clients worldwide, including annuity funds, pension plans, endowments, foundations and mutual funds. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

On July 1 2005, the Company was acquired by the Bank from Instinet Group Incorporated ("IGI"), in a transaction accounted for as a purchase. The Bank acquired all of the outstanding shares of the Company. On the acquisition date, the deferred tax asset of $13,513,000 was withdrawn from the equity of Company as it related to the consolidated federal and combined state and local tax returns of IGI (Note 4).

The Company was contributed to the Parent on the date of acquisition. In connection with the acquisition, the Bank has elected not to push down the effects of the acquisition to the Company's books and records. Accordingly, except for the deferred tax asset mentioned above and certain contributed identifiable intangible assets, the Company's carrying value of its assets and liabilities continue at the same historical basis as when the Company was owned by IGI. Subsequent to the acquisition, the Bank contributed $41,076,000 of identifiable intangible assets (Note 3) to the Company. These intangible assets were contributed at an estimate of fair value on July 1, 2005.

2. Significant Accounting Policies

Securities Transactions

Securities transactions are recorded on a trade date basis.

Commission Recapture and Deferred Soft Dollar Payable

A portion of each customer's commission payments are established as a liability pursuant to individual agreements with each customer. These funds will be remitted back to the customer or used to pay for future research and research related services. These amounts are typically disbursed within the Company's normal operating cycle of one year.

2. Significant Accounting Policies (continued)

Intangible Assets

The intangible assets consist of customer lists and acquired software and are being amortized on a straight-line basis over their estimated useful lives, which are eighteen months to eight years from the date of the original acquisition.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Other Assets

Other assets consist primarily of prepaid purchased research services of $1,452,189 (net of allowance of $75,505) and fixed assets of $399,745 (net of accumulated depreciation and amortization of $133,757). Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of customers in anticipation of future commission revenue. Such anticipated commission revenue may not be contractually obligated.

Fixed assets consist of furniture and equipment, computer hardware, computer software, and leasehold improvements. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between four and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may effect collectibility in determining the allowance for doubtful accounts.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized on the statement of financial condition approximate their fair values, as such financial instruments are short-term in nature, bear interest at current market rates, or are subject to repricing generally on a daily basis.

3. Intangible Assets

The following table summarizes the intangible asset as of December 31, 2005:

	Gross Carry Amount	Accumulated Amortization
Amortized intangible assets		
Customer lists	$ 41,040,000	$ 2,565,001
Software	36,000	12,000
Total	$ 41,076,000	$ 2,577,001

4. Income Taxes

Prior to July 1, 2005, the Company was included in the consolidated federal and combined state and local returns filed by IGI. All tax provisions as well as all related current and deferred tax assets and liabilities were recorded based upon a tax sharing arrangement between the Company and IGI. All outstanding tax balances as of June 30, 2005 were settled with IGI as per the terms of the purchase agreement and were not included as part of the acquisition balance sheet as of July 1, 2005.

As of July 1, 2005, the Company is included in the consolidated federal and combined state and local tax returns filed by The Bank of New York Company, Inc. ("BNY"), the parent company of the Bank. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement.

Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated and/or combined returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes since July 1, 2005. The Company has recognized a deferred tax asset of $498,564, which is included in other assets on the statement of financial condition. The deferred tax asset is attributable to amortization of identifiable intangible assets.

5. Related Party Transactions

Since July 1, 2005 the Parent executes and clears trades for the Company, pursuant to the terms contained in a fully disclosed clearing agreement. Included in receivable from brokers on the statement of financial condition is a net balance of $4,870,461 due from the Parent for the aforementioned trading activity and reimbursable expenses paid by the Parent on behalf of the Company.

An affiliate provides clearing services to the Company as per a fully disclosed clearing agreement. Included in receivable from brokers on the statement of financial condition are commissions receivable, net of associated clearing fees, of $123,635 related to such transactions.

5. Related Party Transactions (continued)

The Company receives certain management, administrative and technical services from the Parent and affiliates. Included in accrued compensation and other liabilities on the statement of financial condition is a balance of $393,850 due to the Bank related to these services and expenses the Bank paid on behalf of the Company.

The Company leases office space from the Parent.

Prior to July 1, 2005, the Company cleared its securities transactions through Instinet Clearing Services, Inc. ("ICS"), which was an affiliate of the Company prior to the acquisition of the Company by the Bank.

Prior to July 1, 2005, IGI provided all operational, management, and administrative personnel, facilities and other services to the Company pursuant to an operating agreement.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2005 the Company had net capital of $23,224,063 and its net capital requirement was $250,000.

7. Reserve Requirements

The Company has established a special reserve account for the benefit of customers, in accordance with an agreement with the NASD. The agreement states that the Company, on a monthly basis, will maintain a balance greater than the balance payable to commission recapture clients. At December 31, 2005, $35,085,093 was on deposit in accordance with this agreement.

8. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by the Parent, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

9. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals:

	Lease Payments
Year:	
2006	$ 482,877
2007	446,292
2008	410,574
2009	354,528
2010	354,528
Thereafter	997,647
	$3,046,446

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between May 2006 and August 2015.

10. Off-balance Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2005.

11. Subsequent Event

The Company plans to pay a dividend to the Parent of $4,000,000. The payment date has not been determined but is expected to be in March 2006. This dividend payment is contingent on approval by the NASD.